UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: March 28, 2008                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11 and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/Joseph Grosso                                       /s/ Art Lang

Joseph Grosso                                          Art Lang
President                                              Chief Financial Officer


March 28, 2008

PRICEWATERHOUSECOOPERS

                                                    PRICEWATERHOUSECOOPERS LLP
                                                    CHARTERED ACCOUNTANTS
                                                    PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                    Vancouver, British Columbia
                                                    Canada V6C 3S7
                                                    Telephone +1 604 806 7000
                                                    Facsimile +1 604 806 7806




INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.


We have audited the consolidated balance sheets of IMA EXPLORATION INC. (the "Company") as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.


(signed) PricewaterhouseCoopers LLP


CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 19, 2008


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2007 AND 2006
                         (Expressed in Canadian Dollars)


                                                       2007            2006
                                                         $               $
                                     ASSETS

CURRENT ASSETS
Cash                                                    183,628         391,420
Short-term investments (Note 4)                       6,813,462       8,500,000
Other receivables, prepaids and deposits (Note 8)       627,400         405,205
Navidad interest (Notes 2 and 13)                    18,500,000               -
                                                   ------------    ------------

                                                     26,124,490       9,296,625

NAVIDAD INTEREST (Note 2)                                     -      17,949,521
                                                   ------------    ------------
                                                     26,124,490      27,246,146
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 8)       105,724         236,612
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               58,753,501      58,664,727

WARRANTS (Note 6)                                     1,281,946       1,281,946

CONTRIBUTED SURPLUS (Note 7)                          6,157,412       6,152,265

DEFICIT                                             (40,174,093)    (39,089,404)
                                                   ------------    ------------
                                                     26,018,766      27,009,534
                                                   ------------    ------------
                                                     26,124,490      27,246,146
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Notes 2 and 13)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ David Horton        , Director
------------------------

/s/ Robert Stuart Angus , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
         CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Administrative and management services                  209,201         461,553         294,828
Corporate development and investor relations            167,817         328,779         496,538
General exploration                                      99,589         186,572          55,914
Office and sundry                                       238,220         181,913         148,015
Professional fees                                     1,022,321       1,124,144       2,212,190
Rent, parking and storage                                49,023          96,263          72,791
Salaries and employee benefits                          244,337         652,530         585,560
Stock-based compensation (Note 6)                        34,421         393,120       1,800,000
Telephone and utilities                                  12,053          17,432          26,648
Transfer agent and regulatory fees                       80,122         103,457         199,715
Travel and accommodation                                 35,230          93,392         256,035
Navidad holding costs (Note 2)                          109,666         312,349               -
                                                   ------------    ------------    ------------
                                                      2,302,000       3,951,504       6,148,234
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (2,302,000)     (3,951,504)     (6,148,234)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)                             (8,324)         (2,865)        232,954
Interest and other income                               675,156         373,009         150,406
Navidad recovery (Note 2)                               550,479               -               -
                                                   ------------    ------------    ------------
                                                      1,217,311         370,144         383,360
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR             (1,084,689)     (3,581,360)     (5,764,874)

DEFICIT - BEGINNING OF YEAR                         (39,089,404)    (35,508,044)    (29,597,304)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
   TO GOLDEN ARROW RESOURCES CORPORATION                      -               -        (145,866)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (40,174,093)    (39,089,404)    (35,508,044)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.07)         $(0.12)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         52,099,787      51,263,575      46,197,029
                                                   ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,084,689)     (3,581,360)     (5,764,874)
Items not affecting cash
   Stock-based compensation                              34,421         393,120       1,800,000
   Navidad recovery (Note 2)                           (550,479)              -               -
                                                   ------------    ------------    ------------
                                                     (1,600,747)     (3,188,240)     (3,964,874)
Change in non-cash working capital
   balances(Note 12)                                   (353,083)       (596,912)        115,256
                                                   ------------    ------------    ------------
                                                     (1,953,830)     (3,785,152)     (3,849,618)
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                             -      (4,491,524)     (7,025,492)
Increase (decrease) in short-term investments         1,686,538        (920,000)     (3,280,000)
Proceeds from sale of equipment                               -               -          46,589
                                                   ------------    ------------    ------------
                                                      1,686,538      (5,411,524)    (10,258,903)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                59,500      10,308,450      14,215,165
Share issuance costs                                          -        (871,749)       (736,737)
                                                   ------------    ------------    ------------
                                                         59,500       9,436,701      13,478,428
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                            (207,792)        240,025        (630,093)

CASH TRANSFERRED TO GOLDEN ARROW
   RESOURCES CORPORATION                                      -               -        (145,866)
                                                   ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH                        (207,792)        240,025        (775,959)

CASH - BEGINNING OF YEAR                                391,420         151,395         927,354
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      183,628         391,420         151,395
                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (Expressed in Canadian Dollars)



                                                       2007            2006            2005
                                                         $               $               $

SHARE CAPITAL

Balance at beginning of year                         58,664,727      50,414,672      36,982,307
Private placements                                            -      10,027,500      10,000,020
Warrant valuation                                             -      (1,298,981)              -
Exercise of options                                      59,500         280,950         577,000
Contributed surplus reallocated on the
   exercise of options                                   29,274          95,300         131,270
Exercise of warrants                                          -               -       3,784,011
Proceeds collected and paid on behalf of
   Golden Arrow shares                                        -               -        (145,866)
Share issue costs                                             -        (854,714)       (914,070)
                                                   ------------    ------------    ------------
Balance at end of year                               58,753,501      58,664,727      50,414,672
                                                   ------------    ------------    ------------
WARRANTS

Balance at beginning of year                          1,281,946               -               -
Warrant valuation from private placement
   warrants granted                                           -       1,298,981               -
Warrant valuation from agent's warrants granted               -         110,164               -
Warrant issue costs                                           -        (127,199)              -
                                                   ------------    ------------    ------------
Balance at end of year                                1,281,946       1,281,946               -
                                                   ------------    ------------    ------------
CONTRIBUTED SURPLUS

Balance at beginning of year                          6,152,265       5,854,445       3,428,382
Contributed surplus as a result of
   stock options granted                                 34,421         393,120       2,380,000
Warrant valuation from agent's warrants granted               -               -         177,333
Contributed surplus reallocated on the
   exercise of stock options                            (29,274)        (95,300)       (131,270)
                                                   ------------    ------------    ------------
Balance at end of year                                6,157,412       6,152,265       5,854,445
                                                   ------------    ------------    ------------

DEFICIT

Balance at beginning of year                        (39,089,404)    (35,508,044)    (29,597,304)
Loss for the year                                    (1,084,689)     (3,581,360)     (5,764,874)
Distribution of equity on spin-off of assets to
   Golden Arrow Resources Corporation                         -               -        (145,866)
                                                   ------------    ------------    ------------

Balance at end of year                              (40,174,093)    (39,089,404)    (35,508,044)
                                                   ------------    ------------    ------------

TOTAL SHAREHOLDERS' EQUITY                           26,018,766      27,009,534      20,761,073
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. As at December 31, 2007 the Company had no mineral property interests. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.


2.       NAVIDAD INTEREST

         On March 5, 2004, Aquiline Resources Inc. ("Aquiline"), through its subsidiary, Minera Aquiline Argentina SA, filed a claim in the Supreme Court of British Columbia against the Company seeking a constructive trust over the Navidad properties and damages. On July 14, 2006 the court released its judgment on the claim. The Company was not successful in its defense and the court found in Aquiline's favour.

         The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;

          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;

          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

         On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement were in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (a) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (b) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline paid $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (c) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



2.       NAVIDAD INTEREST (continued)

         The effective date of the transfer of the Navidad project was November 16, 2006.

         The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

         The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007 the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. The Navidad property has been transferred to Aquiline.

         As at December 31, 2007, the Company has recorded a Navidad interest balance of $18,500,000, the components of which are as follows:

                                                                         $

                  Mineral properties and deferred costs (i)          17,763,521
                  Marketable securities (ii)                            186,000
                                                                   ------------
                                                                     17,949,521
                  Navidad recovery (iii)                                550,479
                                                                   ------------
                  Navidad interest                                   18,500,000
                                                                   ============

         (i) The mineral property and deferred costs represent the carrying value of the acquisition and exploration costs the Company has incurred in the development of the Navidad project.

         (ii) Marketable securities represents the carrying value of the common shares of publicly traded companies the Company received as partial consideration for entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project. Accordingly, these marketable securities were subject to transfer to Aquiline in relation to the July 2006 court order.

         (iii)    The Company has recorded an additional recovery of $550,479 to
                  bring  the  total  Navidad  interest  amount   recoverable  to
                  $18,500,000.

         The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380. The balance of $11 million was received on February 11, 2008.

         The Company expensed Navidad holding costs of $109,666 in the year ended December 31, 2007. These are costs the Company incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, any remaining balance of the payments received is recorded as a gain on option or disposition of mineral property.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2007 the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

         INCOME TAXES

         The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized to the extent that they are not considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK-BASED COMPENSATION

         The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted using the fair value method. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the expense or addition to mineral properties is recognized over the option vesting period.

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

         (a) Section 3855, Financial Instruments - Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

                  The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

                  The Company has designated its financial instruments as follows:

                  (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
                  (ii) Amounts receivable and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
                  (iii) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

                  As a result of adopting Section 3855, on January 1, 2007 interest accrued from short-term investments in the amount of $65,075 was reclassified from amounts receivable, prepaids and deposits to short-term investments.

         (b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the year ended December 31, 2007.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         (c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the year ended December 31, 2007.

         Effective January 1, 2008, new accounting standards were issued by the Canadian Institute of Chartered Accountants ("CICA") which may impact the Company in the future as follows:

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

         ACCOUNTING CHANGES

         Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principals can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

                  (i)      qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                  (ii)     summary  quantitative  data  about what it manages as
                           capital.
                  (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                  (iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INVENTORIES

         CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any writedown to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.
          The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company's disclosure and presentation.


4.       SHORT-TERM INVESTMENTS

         As at December 31, 2007 and 2006, the Company held short-term investments comprised of the following:

                                                       DECEMBER 31, 2007
                                                -------------------------------
                                                                     PRINCIPAL
                                                                    AND ACCRUED
                                                   MATURITY          INTEREST
                                                                         $
         12 month term deposit
          - 4.45% annual interest rate
            ($6,700,000 principal)              August 13, 2008       6,813,462
                                                ---------------    ------------
                                                                      6,813,462
                                                                   ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



4.       SHORT-TERM INVESTMENTS (continued)

                                                      DECEMBER 31, 2006
                                               --------------------------------
                                                  MATURITY           PRINCIPAL
                                                                         $
         12 month term deposit
          - 3.7% annual interest rate            March 20, 2007         500,000
         12 month term deposit
          - 4.2% annual interest rate          November 5, 2007       8,000,000
                                               ----------------    ------------
                                                                      8,500,000
                                                                   ============

         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.


5.       MARKETABLE SECURITIES

                                                       2007            2006                    2005
                                                   ------------    ------------    ----------------------------
                                                                                                      QUOTED
                                                     RECORDED        RECORDED        RECORDED         MARKET
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
                  - 300,000 common shares                     -               -          96,000         126,000
         Consolidated Pacific Bay Minerals Ltd.
                  - 900,000 common shares                     -               -          90,000         144,000
                                                   ------------    ------------    ------------    ------------
                                                              -               -         186,000         270,000
                                                   ============    ============    ============    ============

         The Company acquired the marketable securities as a result of entering into option and sale agreements for certain of its non-core mineral property holdings relating to the Navidad Project for which the Company received common shares of publicly traded companies as partial consideration. These marketable securities were subject to transfer to Aquiline under to the July 2006 court order. Accordingly, at December 31, 2007, the carrying value of these marketable securities is a component of the Navidad interest balance (see Note 2 above).

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value - 100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares                    ------------    ------------

         Balance, December 31, 2004                  43,816,207      36,982,307

         Private placement                            3,333,340      10,000,020
         Exercise of options                             10,000          31,000
         Exercise of agents' options                    168,000         546,000
         Contributed surplus reallocated on
            exercise of options                               -         131,270
         Exercise of warrants                         1,485,517       3,784,011
         Proceeds collected and paid on behalf of
            Golden Arrow shares                               -        (145,866)
         Less share issue costs                               -        (914,070)
                                                   ------------    ------------
         Balance, December 31, 2005                  48,813,064      50,414,672

         Private placement                            2,865,000      10,027,500
         Warrants valuation                                   -      (1,298,981)
         Exercise of options                            335,000         280,950
         Contributed surplus reallocated on
            exercise of options                               -          95,300
         Less share issue costs                               -        (854,714)
                                                   ------------    ------------
         Balance, December 31, 2006                  52,013,064      58,664,727

         Exercise of options                            119,000          59,500
         Contributed surplus reallocated on
            exercise of options                               -          29,274
                                                   ------------    ------------

         Balance, December 31, 2007                  52,132,064      58,753,501
                                                   ============    ============

         (a) During fiscal 2007, 119,000 stock options were exercised at $0.50 per share for proceeds of $59,500.

         (b) During fiscal 2006, the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant entitled the holder to acquire one unit consisting of one common share and one half common share purchase warrant. All special warrants were converted into common shares on May 25, 2006. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agent's warrants, representing 6% of the number of special warrants issued. Each agent's warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

                  The fair value of warrants and agent's warrants were as follows:

                  i) value assigned to 1,432,500 warrants was $1,186,053, net of share issue costs of $112,928

                  ii) value assigned to the 171,900 agent's warrant was $95,893, net of share issue costs of $14,271

                  The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants were valued at $0.91 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 24 months. The agent's warrants were valued at $0.64 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 61% and expected life of 12 months. At December 31, 2007, no warrants or agent's warrants had been exercised.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

         (c) During fiscal 2005, the Company completed a brokered private placement for 3,333,340 units at $3.00 per unit, for proceeds of $9,263,283 net of $600,001 agent's commission and $136,736 of related issue costs. Each unit consisted of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share at a price of $3.45 per share until September 14, 2009. In addition to the cash commission the underwriters were granted as commission 233,334 underwriter's warrants, representing 7% of the number of units issued. Each underwriter's warrant is exercisable for one share at a price of $3.25, for a period of twenty four months, expiring on September 12, 2007. The underwriter's warrants were valued using the Black-Sholes Pricing Model. The warrants were valued at $0.76 per warrant for a total value of $177,333 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2007, all of underwriter's warrants expired unexercised.

         (d)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted during 2007 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is presented below:

                                          ---------------------    ---------------------    ----------------------
                                                   2007                     2006                      2005
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $

                  Balance,
                     Beginning of year       4,624,000    2.69        4,848,500    2.53        3,543,500     2.09
                  Granted                      100,000    0.47          283,000    3.21        1,360,000     3.74
                  Exercised                   (119,000)   0.50         (315,000)   0.61          (20,000)    2.48
                  Cancelled/Forfeited         (160,000)   3.66         (187,500)   2.96          (35,000)    4.16
                  Expired                     (115,000)   0.50           (5,000)   0.40                -        -
                                          ------------             ------------             ------------
                  Balance, end of year       4,330,000    2.72        4,624,000    2.69        4,848,500     2.53
                                          ============             ============             ============

                  Stock options outstanding and exercisable at December 31, 2007 are as follows:

                      NUMBER          EXERCISE PRICE          EXPIRY DATE
                                            $

                       25,000              0.84               March 7, 2008
                      300,000              0.90               May 30, 2008
                    1,170,000              1.87               August 27, 2008
                    1,347,000              3.10               March 24, 2009
                      785,000              4.16               March 16, 2010
                      380,000              2.92               November 16, 2010
                      223,000              3.21               June 22, 2011
                      100,000              0.47               October 23, 2012
                  -----------
                    4,330,000
                  ===========

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

                  During fiscal 2007, the Company granted 100,000 stock options (2006 - 273,000; 2005 - 1,360,000).

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2007         2006         2005

                  Risk-free interest rate      4.21%       4.0%      3.3% - 3.7%
                  Estimated volatility          136%        70%       70% - 77%
                  Expected life              2.5 years    2.5 years    2.5 years
                  Expected dividend yield        0%           0%          0%

                  For 2007, stock-based compensation of $34,421 (2006: $393,120;
                  2005: $2,380,000) was recorded by the Company, of which $34,421 (2006: $393,120; 2005: $1,800,000) is included in expenses and Nil (2006: $Nil; 2005: $580,000l) is included in capitalized mineral property expenditures, with a corresponding increase in contributed surplus.

                  The weighted average fair value per share of stock options granted during the year was $0.34 per share (2006: $1.44; 2005: $1.76). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2005                                  -
                  Warrant valuation from private placement
                     warrants granted                                 1,298,981
                  Warrant valuation from agent's warrants
                     granted                                            110,164
                  Warrant issue costs                                  (127,199)
                                                                   ------------
                  Balance, December 31, 2006 and 2007                 1,281,946
                                                                   ============

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                       2007            2006            2005

                  Balance, beginning of year          3,504,404       1,900,004       1,422,017
                  Issued                                      -       1,604,400       1,984,004
                  Exercised                                   -               -      (1,485,517)
                  Expired                              (233,334)              -         (20,500)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,271,070       3,504,404       1,900,004
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



6.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2007 are as follows:

                    NUMBER            EXERCISE PRICE          EXPIRY DATE
                                            $
                    1,666,670              3.45               September 14, 2009
                      171,900              3.80               March 21, 2008
                    1,432,500              3.80               March 21, 2010
                  -----------
                    3,271,070
                  ===========


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                                                         $

         Balance, December 31, 2004                                                   3,428,382

         Contributed Surplus as a result of stock options granted                     2,380,000
         Contributed Surplus as a result of brokers' warrants granted                   177,333
         Contributed Surplus reallocated on exercise of stock options                 (131,270)
                                                                                   ------------
         Balance, December 31, 2005                                                   5,854,445

         Contributed Surplus as a result of stock options granted                       393,120
         Contributed Surplus reallocated on exercise of stock options                   (95,300)
                                                                                   ------------
         Balance, December 31, 2006                                                   6,152,265

         Contributed Surplus as a result of stock options granted                        34,421
         Contributed Surplus reallocated on exercise of stock options                   (29,274)
                                                                                   ------------
         Balance, December 31, 2007                                                   6,157,412
                                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         (a) The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006: $724,902; 2005: $730,802) to the Grosso Group:
                  $330,305 (2006: $764,115;  2006: $764,012 ) was paid in twelve monthly payments and $18,838 is included in accounts payable (2006: $39,213 included in amounts receivable; 2005: $33,210 included in amounts receivable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2006: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital which is callable on demand.

         (b)      During fiscal 2007, the Company paid $353,283 (2006: $533,917;
                  2005: $241,088) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



8.       RELATED PARTY TRANSACTIONS (continued)

         (c) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 from $8,500 and to pay a bonus of $150,000. The total compensation paid to the President in 2007 was $250,000 (2006
                  - $350,667). This amount is included in the total amount paid to directors and officers discussed in Note 8(b) above.

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2007, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

                  Effective May 1, 2007, the Company negotiated agreements with the five other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the year ended December 31, 2007, the Company received a total $66,667 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of loss, comprehensive loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2007            2006            2005

         Statutory tax rate                              34.12%          34.12%          34.12%
                                                   ============    ============    ============

                                                         $               $               $

         Loss for the year                            1,084,689      (3,581,360)     (5,764,874)

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincial income tax rates         (370,096)     (1,221,960)     (1,966,975)
         Differences in foreign tax rates                  (707)           (526)              -
         Non-deductible differences                      26,288         149,332         625,988
         Losses for which an income tax benefit
            has not been recognized                     344,515         956,653       1,340,987
         Other                                                -         116,501               -
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



9.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2007            2006            2005
                                                         $               $               $

         Future income tax assets
         Operating loss carryforward                  4,307,036       4,950,897       4,709,496
         Share issue costs                              288,455         509,317         472,437
         Resource deductions                            268,425         306,710               -
         Other                                           22,150          45,442               -
                                                   ------------    ------------    ------------
                                                      4,886,066       5,812,366       5,181,933
         Valuation allowance for future tax assets   (4,886,066)     (5,812,366)     (5,181,933)
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2006, as a result of the uncertainty regarding the status of the mineral properties balance (included in Navidad interest), the Company eliminated the future income tax liability of $1,760,110 that existed as of December 31, 2005 and made a corresponding adjustment to mineral properties. During the year ended December 31, 2005, the Company recorded an $875,017 increase to the future income tax liability and a corresponding adjustment to mineral properties.
                                       2007            2006            2005
                                         $               $               $
         Future income tax
            liabilities                       -               -       1,760,110
                                   ============    ============    ============

         The Company has Canadian capital loss carryforwards of $161,172 and non-capital loss carryforwards of $15,951,984 that may be available for tax purposes. The Company's capital losses do not expire and may be carried forward indefinitely. The non-capital losses expire as follows:

                                     EXPIRY DATE                         $

                                         2008                           841,160
                                         2009                         1,317,730
                                         2010                         1,545,964
                                         2014                         2,752,324
                                         2015                         4,708,790
                                         2026                         3,282,352
                                         2027                         1,503,664
                                                                   ------------
                                                                     15,951,984
                                                                   ============


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2007 and 2006.

         The Company's total assets are segmented geographically as follows:

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



10.      SEGMENTED INFORMATION (continued)

                                                 DECEMBER 31, 2007
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets              26,102,160          22,330      26,124,490
                                   ------------    ------------    ------------
                                     26,102,160          22,330      26,124,490
                                   ============    ============    ============

                                                  DECEMBER 31, 2006
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets               9,217,352          79,273       9,296,625
         Navidad interest                     -      17,949,521      17,949,521
                                   ------------    ------------    ------------
                                      9,217,352      18,028,794      27,246,146
                                   ============    ============    ============


11.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2007             2006           2005
                                                                         $                $              $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (1,084,689)     (3,581,360)      (5,764,874)
         Mineral properties and deferred costs for the year (i)               -      (4,491,524)      (8,480,509)
         Reversal of Future income tax liability (i)                          -               -          875,017
         Realization of Navidad interest (iv)                        17,682,521               -                -
                                                                   ------------    ------------    ------------
         Income (loss) for the year under US GAAP                    16,597,832      (8,072,884)     (13,370,366)
         Unrealized losses on available-for-sale securities (ii)              -          (3,000)                -
                                                                   ------------    ------------    ------------
         Comprehensive loss (iii)                                    16,597,832      (8,075,884)     (13,370,366)
                                                                   ============    ============    ============

         Basic and diluted income (loss) per share under US GAAP           0.32           (0.16)           (0.29)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        52,099,787      51,263,575       46,197,029
                                                                   ============    ============    ============

                                                                       2007            2006            2005
                                                                         $               $               $
         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   26,018,766      27,009,534      20,761,073
         Mineral properties and deferred costs expensed (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -     (17,763,521)    (15,032,107)
         Reversal of Future income tax liability (i)                          -               -       1,760,110
         Accumulated other comprehensive income (ii)                          -          81,000          84,000
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                         26,018,766       9,327,013       7,573,076
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2007             2006           2005
                                                                         $                $              $
         NAVIDAD INTEREST / MINERAL PROPERTIES

         Balance per Canadian GAAP                                   18,500,000      17,949,521      15,032,107
         Transfer of marketable securities (ii)                               -          81,000               -
         Mineral properties and deferred costs
            expensed under US GAAP (i)                                        -     (17,763,521)    (15,032,107)
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                         18,500,000         267,000               -
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                                            -               -       1,760,110
         Reversal of Future income tax liability (i)                          -               -      (1,760,110)
                                                                   ------------    ------------    ------------
         Balance per US GAAP                                                  -               -               -
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                                 (1,953,830)     (3,785,152)     (3,849,618)
         Mineral properties and deferred costs (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -      (4,491,524)     (7,025,492)
                                                                   ------------    ------------    ------------
         Cash used per US GAAP                                       (1,953,830)     (8,276,676)    (10,875,110)
                                                                   ============    ============    ============

                                                                       2007             2006           2005
                                                                         $                $              $
         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                                 (1,686,538)     (5,411,524)    (10,258,903)
         Mineral properties and deferred costs (i)
            (In 2006, classified as a component of Navidad
               interest - Note 2)                                             -       4,491,524       7,025,492
                                                                   ------------    ------------    ------------
         Cash provided by (used) per US GAAP                         (1,686,538)       (920,000)     (3,233,411)
                                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses exploration costs relating to unproven mineral properties as incurred, and reverses any associated future income tax liabilities. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         ii)      Investments

                  For the 2005 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for
                  Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs. For the 2006 fiscal year, the Company's marketable securities were classified as available for sale investments under US GAAP until July 14, 2006, the date of the Navidad judgment. Subsequently, the marketable securities were transferred to the Navidad interest balance (see Note 2 above).

         iii)     Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         iv)      Realization of Navidad interest

                  For US GAAP purposes the Company had previously expensed the exploration and other costs that comprised the amount shown as Navidad interest. Following the conlcusion of the appeal process, the Company has recognized income of $17,682,521. (See Note 2).

                  Accounting for Uncertainty in Income Taxes

                  In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company adopted the provisions of this Interpretation in its fiscal 2007 year. This interpretation did not have an impact on the Company for the year ended December 31, 2007.

                  Fair Value Measurements

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS:

                  i) In September 2006, FASB issued SFAS No. 157, "Fair Value Measurement", effective for fiscal periods beginning after November 15, 2007. SFAS defines fair value, establishes a framework for measuring accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB issued SFAS157-b, which provided for a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial sv) Impact of recently issued accounting standards.

                  ii) In February 2007, FASB issued SFAS No. 159, "Fair value option for financial assets and liabilities" which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

                  iii) In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

                           This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

                           The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company has not determined the effect of the adoption of this Interpretation to the Company's results of operations or financial position.

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  iv) In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

                           - all business acquisitions would be measured at fair value.

                           - the existing definition of a business would be expanded.

                           - pre-acquisition contingencies would be measured at fair value.

                           - most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).

                           - obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

                           - liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date.

                           - non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

                           - goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

                           - in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

                  The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.


12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2007            2006            2005
                                                                         $               $               $

         Investing activities

         Expenditures on mineral properties and deferred costs                -               -       (580,000)
         Stock-based compensation capitalized                                 -               -         580,000
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                         (Expressed in Canadian Dollars)



12.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                                       2007            2006            2005
                                                                         $               $               $

         Financing activities

         Shares issue costs                                                   -         (95,893)       (177,333)
         Warrant issue costs                                                  -         (14,271)
         Warrants                                                             -         110,164
         Shares issued on exercise of options                            29,274          74,800               -
         Contributed surplus                                            (29,274)        (74,800)        177,333
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SUBSEQUENT EVENTS

         The Company received the funds representing the Navidad interest as follows:

             o $7.5 million, which was previously held in trust, on January 8, 2008 plus interest that had accrued in the amount of $341,380

             o    The balance of $11 million was received on February 11, 2008.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2007


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of March 28, 2008, should be read in conjunction with the Company's audited annual consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

FUTURE OUTLOOK

The Company has been actively reviewing many projects and opportunities for future acquisitions. The Company has $25 million of cash available and is well funded to acquire projects and properties and to then further develop their potential for 2008 and beyond. The Company's reviews have focused on projects with a defined resource combined with future potential or which have had previous positive exploration activities. In the fall of 2007 Dr. Greg Myers was retained to assist the existing staff and management in this search. Management is very cognizant of the shareholders' expectations for the Company to return to active exploration and development. However, this is a process that cannot be rushed. Proper due diligence takes time and resources, then followed by negotiations with the property vendors and then whatever regulatory approvals may also be required.

The Company is well placed to apply strict criteria to its selection and given current market conditions expects to be presented with excellent opportunities for one or more acquisitions on which to act.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The trial commenced on October 11, 2005 and ended on December 12, 2005. On July 14, 2006 Justice Koenigsberg issued her reasons for judgment and order. The Company was not successful in its defense and the court found in Aquiline's favour.

The Order reads in part:

         "(a) that Inversiones Mineras Argentinas SA ("IMA SA") transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
          (b) that IMA take any and all steps required to cause IMA SA to comply with the terms of this order;
          (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to IMA SA of all reasonable amounts expended by IMA SA for the acquisition and development of the Navidad Claims to date; and
          (d) any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court."

On October 18, 2006, the Company and Aquiline reached a definitive agreement for the orderly conduct of the Navidad Project pending the determination of the appeal by the Company against the judgment of the trial court. The parties have agreed that the transactions outlined in the agreement are in satisfaction of the Order referenced above. The principal terms and conditions of the agreement are as follows:

         (i) control of the Navidad Project will be transferred to Aquiline in trust for the ultimately successful party in the appeal;

         (ii) the Company and Aquiline have agreed to the costs spent to date developing the Navidad Project in the amount of $18,500,000. Upon transfer of control of the Navidad Project, Aquiline will pay $7,500,000 of the costs into trust and the balance will be expended by Aquiline in developing the Navidad Project during the period of the appeal and secured under the terms of the trust conditions;

         (iii) in the event that the Company is unsuccessful on appeal, the Company will be paid such $18,500,000 amount.

The effective date of the transfer of the Navidad project was November 16, 2006. A copy of the agreement has been posted on the SEDAR website as one of the Company's public documents and is titled "Interim Project Development Agreement".

The Company's appeal of this judgment was heard by the British Columbia Court of Appeal between April 10 and April 12, 2007. The Court of Appeal dismissed the Company's appeal and released their reasons for judgment on June 7, 2007.

The Company filed an application for leave to appeal to the Supreme Court of Canada in October 2007. On December 20, 2007 the Supreme Court of Canada denied the Company's appeal. This brought the lawsuit to a close. The Navidad property has been transferred to Aquiline.

Subsequent to December 31, 2007, the Company was paid $18,500,000 as consideration for Navidad interest. The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380. The balance of $11 million was received on February 11, 2008.

SELECTED QUATERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                                   2007                                                2006
                            -------------------------------------------------   -------------------------------------------------
                              DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Income (Loss)              325,822     (515,787)    (408,518)    (486,206)  (1,126,568)    (836,136)  (1,112,336)    (506,320)
Net Income (Loss) per Common
   Share - Basic and Diluted      0.01        (0.01)       (0.01)       (0.01)       (0.02)       (0.02)       (0.02)       (0.01)
                            -------------------------------------------------   -------------------------------------------------

The net income (loss) for the period includes the following:

    o Net income includes $550,479 related to the Navidad recovery compared to $Nil in the 2006 period.
    o Interest income increased by $325,683 to $418,321 compared to $92,638 as a result of the $7.5 million dollars held in trust that was received on January 8, 2008.
    o General Exploration costs decreased to $93,175 compared to $178,824 in the 2006 period.
    o Office and sundry expenses increased by $43,951 to $81,039 compared to $37,008 in 2006 due to additional insurance premiums being expensed during the period.
    o Salaries and Employment benefits decreased to $73,834 during the period compared to $109,328 in 2006.
    o Stock-based compensation increased to $34,421 in 2007 compared to $Nil in 2006 as a result of 100,000 stock options being granted.
    o Professional fees decreased by $262,042 to $186,326 compared to $448,368 in the 2006 due to less legal costs being incurred associated with the Aqualine litigation .
    o Navidad holding costs decreased by $300,106 to $12,243 compared to $312,349 in the 2006 period as result of the Company expensing all Navidad related costs that would otherwise have been capitalized in the 2006 period.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                              YEARS ENDED DECEMBER 31
                                   --------------------------------------------
                                       2007            2006            2005
                                         $               $               $
                                   ------------    ------------    ------------

Total Assets                         26,124,490      27,246,146      23,497,994
Long Term Financial Liabilities               -               -               -
Total Revenues                                -               -               -
General and Administrative Expenses   2,302,000       3,951,504       6,148,234
Net Loss                             (1,084,689)     (3,581,360)     (5,764,874)
Net Loss per Common Share
   Basic and Diluted                      (0.02)          (0.07)          (0.12)
                                   ------------    ------------    ------------

SUMMARY OF FINANCIAL RESULTS

For the year ended December 31, 2007, the Company reported a consolidated loss of $1,084,689 ($0.02 per share), a decrease of $2,496,671 from the loss of $3,581,360 ($0.07 per share) for the year ended December 31, 2006. The decrease in the loss in 2007, compared to 2006 amount, can primarily be attributed to a $1,649,504 decrease in operating expenses and $847,167 increase in other income items.

RESULTS OF OPERATIONS

The Company's operating expenses for the year ended December 31, 2007 were $2,302,000, a decrease of $1,649,504 from $3,951,504 in 2006.

Professional fees decreased $101,823 to $1,022,321 in 2007, as the Company incurred significant legal costs incurred in connection with the Aquiline legal action. The Company's 2007 legal fees primarily consist of costs related to the appeal to the British Columbia Court of Appeal in and the application of leave to appeal the Supreme Court of Canada. In 2007 the Company recorded non-cash stock-based compensation of $34,421 compared to $393,120 in 2006, for stock options granted to its employees, consultants and directors.

Other notable changes in the operating expenses are:

(i) Administrative and management services decreased by $252,352 primarily as a result of decreased fees paid for the services of the president of the Company which included a bonus of $150,000 paid in 2006 (see discussion on related party transactions below).

(ii) Corporate development and investor relations decreased by $160,962 primarily as a result of the Company's termination of its third-party investor relation contracts in 2006 as well as decreased investor relations activity during the year.

(iii) General exploration decreased by $86,983, as the 2006 expenses included payments made to review properties.

(iv) Office and sundry increased by $56,307 as a result of increased insurance purchased during the year.

(v) Salaries decreased $408,193 to $244,337 in 2007 due to a decrease in activity levels and bonuses paid in 2006 totalling $100,000.

(vi) Travel and accommodation decreased $58,162 due to decreased activity during the year.

(vii) Navidad holding costs decreased $202,683 to $109,666. These are costs incurred in order to maintain basic operations in Argentina subsequent to the transfer of control of the Navidad project to Aquiline. The Company expensed all Navidad related costs that would otherwise being capitalized from September 30, 2006. In 2006 the Company funded costs during the transfer of the Navidad project in October and November. As the full amount of the costs agreed to, between the Company and Aquiline, were received ($18,500,000) a recovery of overhead costs in the amount of $550,479 was recorded in 2007 representing the excess over the Navidad carrying costs.

In 2007 the Company recorded interest income of $675,156 compared to $373,009 in 2006. As a result of the transfer of $7.5 million amount of funds in trust on January 8, 2008 interest of $341,380 was recorded in 2007. A loss of $8,324 for foreign exchange was recorded in 2007 compared to loss of $2,865 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2007 was $183,628, a decrease of $207,792 from December 31, 2006. Short-term investments decreased $1,686,538 to $6,813,462 at December 31, 2007 from $8,500,000 at December 31, 2006. Total assets at December 31, 2007 were $26,124,490, a decrease of $1,121,656 from $27,246,146 at December 31, 2006. This decrease is mainly due to the activity during the year resulting in decreases in the cash and short-term investment balances.

Stock options were exercised which resulted in cash proceeds of $59,500. No warrants were exercised in 2007.

The Company has received $Nil from the exercise of options and warrants from January 1 to March 28, 2008. As at March 28, 2008, the Company had working capital of approximately $25,450,000.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year. The funds on hand and received in January and February will allow the company to acquire viable advance stage exploration assets. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects as needed. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the year ended December 31, 2007 was $1,953,830, compared to cash outflow for 2006 of $3,785,152 primarily as a result of decreased operating activities in the 2007 period.

FINANCING ACTIVITIES

During the year ended December 31, 2007, the Company received $59,500 from the issue of common shares from the exercise of stock options, compared to $10,308,450, less costs of $871,749, for the year ended December 31, 2006.

INVESTING ACTIVITIES

Investing activities required cash of $1,686,538 during 2007, compared to $5,411,524 for 2006. In 2007, this was a result of a decrease in short-term investments. In 2006 investing activities included additions of $4,491,524 to the Navidad Project in Argentina and an increase of $920,000 in short-term investments.

RELATED PARTY TRANSACTIONS

The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation, Astral Mining Corporation, Gold Point Energy Corp. and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2007, the Company incurred fees of $349,143 (2006:
$724,902;  2005: $730,802) to the Grosso Group: $330,305 (2006: $764,115;  2006:
$764,012 ) was paid in twelve monthly payments and $18,838 (2006: $39,213 included in amounts receivable; 2005: $33,210 included in amounts receivable) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is other receivables of a $205,000 (2006: $205,000; 2005: $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. Effective February 29, 2008, Gold Point Energy Corp. withdrew from Grosso Group.

During fiscal 2007, the Company paid $353,283 (2006:  $533,917;  2005: $241,088)
to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 from $8,500 and to pay a bonus of $150,000. The total compensation paid to the President in 2007 was $250,000 (2006 - $350,667). This amount is included in the total amount paid to directors and officers.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2007, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the year ended December 31, 2007, the Company received a total $66,667 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

New Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)      Section 3855,  Financial  Instruments - Recognition and Measurement and
         Section 3861, Financial Instruments - Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

         The Company is required to designate its financial instruments into one of the following five categories: held for trading; available for sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available for sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.


         The Company has designated its financial instruments as follows:

         (i) Cash and short-term investments are classified as "Available-for-sale". Due to their short-term nature, their carrying value is equal to their fair value.
         (ii) Amounts receivable, prepaids and deposits are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method.
         (iii) Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

         As a result of adopting Section 3855, on January 1, 2007 interest accrued from short-term investments in the amount of $65,075 was reclassified from amounts receivable, prepaids and deposits to short-term investments.

(b) Section 1530, Comprehensive Income, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the year ended December 31, 2007.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the nine year ended December 31, 2007.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

Reference should be made to the recent accounting pronouncements in Canada and in US that described in Notes 2 and 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

FINANCIAL INSTRUMENTS

The Company's financial instruments as at December 31, 2007 consist of cash, short-term investments, amounts receivable (including Navidad interest) and deposits and accounts payable and accrued liabilities. For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Projects are currently being reviewed in South America. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Site restoration costs are a component of exploration expenses.

DISCLOSURE CONTROL AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the year ended December 31, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the completed year that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

SHARE DATA INFORMATION

As of March 28, 2008 there were 52,013,064 common shares, 3,271,070 warrants and 4,305,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities. The Company maintains a website at www.imaexploration.com.

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Joseph Grosso, President and Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   March 28, 2008


/s/ Joseph Grosso"
------------------
Joseph Grosso,
President & CEO

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   March 28, 2008


/s/ Arthur Lang
-----------------------
Arthur Lang,
Chief Financial Officer